Exhibit (a)(22)


         FOR IMMEDIATE RELEASE

         CONTACTS:
              CSX Corporation               Conrail Inc.
              Thomas E. Hoppin              Craig R. MacQueen
              (804) 782-1450                (215) 209-4594

              Kekst and Company             Abernathy MacGregor Group
              Richard Wolff                 Joele Frank/Dan Katcher
              (212) 593-2655                (212) 371-5999


                   RICHMOND, VA AND PHILADELPHIA, PA (JANUARY 13, 1996) -- CSX Corporation [NYSE:CSX] and Conrail Inc. [NYSE:CRR] is-sued the following statement:

                   "Today's announcement by Norfolk Southern changes nothing. The fact is the CSX-Conrail merger is the only trans-action where Conrail shareholders can receive value for 100% of their shares. No transaction with Norfolk Southern can occur until January 1999, at the earliest.

                   "Norfolk Southern has misrepresented the implications of the Surface Transportation Board's (STB) decision which re-fused to invalidate the two-year exclusivity provision. CSX and Conrail believe that the STB cannot require the consumma-tion of a merger that has not been approved by the Conrail Board of Directors."

                   CSX, headquartered in Richmond, VA, is an interna-tional transportation company offering a variety of rail, container-shipping, intermodal, trucking, barge and contract logistics management services. CSX's home page on the Internet can be reached at http://www.CONRAIL.com.

                   Conrail, with corporate headquarters in Philadelphia, PA, operates an 11,000-mile rail freight network in 12 north-eastern and midwestern states, the District of Columbia, and the Province of Quebec. Conrail's home page on the Internet can be reached at http://www.CONRAIL.com.

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